SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-30050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation Employee Stock Ownership Plan
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Item 1 - Audited Statements of Financial Condition
The audited statements of financial condition shall be filed within 180 days after the plan's fiscal year end.

Item 2 - Audited Statements of Income and Changes in Plan Equity
The audited statements of income and changes in plan equity shall be filed withing 180 days after the plan's fiscal year end.

Item 3 - Schedules
The schedules required by Article 6A of Regulation S-X shall be filed within 180 days after the plan's fiscal year end.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Financial Corporation Employee
Stock Ownership Plan and Trust

Name of plan

Date 3/2/04

Peoples Financial Corporation Employee
Stock Ownership Plan Committee, Trustee